

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 15, 2018

<u>Via E-Mail</u>
Mr. Andrew J. Gregoire
Chief Financial Officer
Life Storage, Inc.
Life Storage LP
6467 Main Street
Williamsville, NY 14221

> **Re: Life Storage, Inc.**
> **Life Storage LP**
> **Form 10-K**
> **Filed February 27, 2018**
> **File No. 001-13820 and 000-24071**

Dear Mr. Gregoire:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities